SPROTT ANNOUNCES THIRD QUARTER 2024 RESULTS
TORONTO, ON - November 6, 2024 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the three and nine months ended September 30, 2024.
Management commentary
“Sprott’s Assets Under Management (“AUM”) was $33.4 billion as at September 30, 2024, up 8% from June 30, 2024 and up 16% from December 31, 2023," said Whitney George, CEO of Sprott. "This is our third consecutive quarter of record high AUM, driven by strong gold and silver prices, as well as $589 million in net sales during the period. Given the strength of these results and our confidence in Sprott’s future, our Board has declared a third quarter dividend of $0.30 per share, an increase of 20%. Further, we now expect to repay the balance of our line of credit by the end of this month, resulting in a debt-free balance sheet."
"With Sprott's core positioning in precious metals and critical materials, we retain our constructive outlook and believe we are well positioned to navigate volatile market conditions and continue creating value for our clients and shareholders," continued Mr. George.
Key AUM highlights1
•AUM was $33.4 billion as at September 30, 2024, up 8% from $31.1 billion as at June 30, 2024 and up 16% from $28.7 billion as at December 31, 2023. On a three and nine months ended basis, we primarily benefited from strong market value appreciation in our precious metals physical trusts. We also benefited from net inflows to our exchange listed products and the launch of our Physical Copper Trust in the second quarter.
Key revenue highlights
•Management fees were $38.7 million in the quarter, up 18% from $32.9 million for the quarter ended September 30, 2023 and $113.1 million on a year-to-date basis, up 17% from $97 million for the nine months ended September 30, 2023. Carried interest and performance fees were $4.1 million in the quarter, up from $nil for the quarter ended September 30, 2023 and $4.8 million on a year-to-date basis, up from $0.4 million for the nine months ended September 30, 2023. Net fees were $38.9 million in the quarter, up 31% from $29.7 million for the quarter ended September 30, 2023 and $106.1 million on a year-to-date basis, up 21% from $87.7 million for the nine months ended September 30, 2023. Our revenue performance on both a three and nine months ended basis was primarily due to higher average AUM on strong market value appreciation in our precious metals physical trusts and continuous inflows to the majority of our exchange listed products. We also benefited from carried interest crystallization in a legacy fixed-term exploration LP in our managed equities segment.
•Commission revenues were $0.5 million in the quarter, down 8% from the quarter ended September 30, 2023 and $4.9 million on a year-to-date basis, down 30% from $7 million for the nine months ended September 30, 2023. Net commissions were $0.2 million in the quarter, down 31% from $0.4 million for the quarter ended September 30, 2023 and $2.3 million on a year-to-date basis, down 42% from $3.9 million for the nine months ended September 30, 2023. Commission revenue was lower in the quarter due to modest ATM activity in our critical materials physical trusts. On a year-to-date basis, the decline in commission revenue was due to the sale of our former Canadian broker-dealer in the second quarter of last year.
•Finance income was $1.6 million in the quarter, down 12% from $1.8 million for the quarter ended September 30, 2023 and $7.5 million on a year-to-date basis, up 46% from $5.1 million for the nine months ended September 30, 2023. The decrease in the quarter was due to lower income generation in co-investment positions we hold in our LPs managed in our private strategies segment. The increase on a year-to-date basis was due to higher income earned on streaming syndication activity in the second quarter.
Key expense highlights
•Net compensation expense was $16.9 million in the quarter, up 11% from $15.3 million for the quarter ended September 30, 2023 and $50.3 million on a year-to-date basis, up 9% from $46 million for the nine months ended September 30, 2023. The increase in the quarter and on a year-to-date basis was primarily due to increased AIP accruals on higher net fee generation. Our net compensation ratio was 46% in the quarter (September 30, 2023 - 50%) and 45% on a year-to-date basis (September 30, 2023 - 50%).
•SG&A expense was $4.6 million in the quarter, up 21% from $3.8 million for the quarter ended September 30, 2023 and $13.8 million on a year-to-date basis, up 10% from $12.6 million for the nine months ended September 30, 2023. The increase in the quarter and on a year-to-date basis was due to higher technology and professional services costs.
Earnings summary
•Net income for the quarter was $12.7 million ($0.50 per share), up 87% from $6.8 million ($0.27 per share) for the quarter ended September 30, 2023 and was $37.6 million ($1.48 per share) on a year-to-date basis, up 17% from $32.1 million ($1.27 per share) for the nine months ended September 30, 2023. Our earnings benefited from higher management fees on strong market valuations of our precious metals physical trusts and good inflows to our exchange listed products. We also benefited from carried interest crystallization in our managed equities funds and market value appreciation of our co-investments.
•Adjusted base EBITDA was $20.7 million ($0.81 per share) in the quarter, up 16% from $17.9 million ($0.71 per share) for the quarter ended September 30, 2023 and $62.8 million ($2.47 per share) on a year-to-date basis, up 18% from $53.1 million ($2.10 per share) for the nine months ended September 30, 2023. Adjusted base EBITDA on both a three and nine months ended basis benefited from higher management fees on strong market valuations of our precious metals physical trusts and good inflows to our exchange listed products.

1 See “non-IFRS financial measures” section in this press release and schedule 2 and 3 of "Supplemental financial information"

Subsequent events
•Subsequent to quarter-end, on November 1, 2024, AUM was $34.2 billion, up 2% from $33.4 billion at September 30, 2024.
•On November 5, 2024, the Sprott Board of Directors announced a quarterly dividend of $0.30 per share.

Supplemental financial information
Please refer to the September 30, 2024 quarterly financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at September 30, 2024 and the Company's financial performance for the three and nine months ended September 30, 2024.
Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Jun. 30, 2024	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Sep. 30, 2024	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	7,283	361	973	—	8,617	0.35%
- Physical Silver Trust	4,994	224	348	—	5,566	0.45%
- Physical Gold and Silver Trust	4,710	—	515	—	5,225	0.40%
- Precious Metals ETFs	355	(11)	60	—	404	0.33%
- Physical Platinum & Palladium Trust	143	7	1	—	151	0.50%
	17,485	581	1,897	—	19,963	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	5,615	23	(230)	—	5,408	0.32%
- Critical Materials ETFs	2,408	56	(157)	—	2,307	0.55%
- Physical Copper Trust	98	2	3	—	103	0.32%
	8,121	81	(384)	—	7,818	0.38%

Total exchange listed products	25,606	662	1,513	—	27,781	0.39%

Managed equities (3)(4)	2,962	(55)	369	—	3,276	0.90%

Private strategies (4)	2,485	(18)	(85)	—	2,382	0.80%

Total AUM (5)	31,053	589	1,797	—	33,439	0.47%

9 months results

(In millions $)	AUM Dec. 31, 2023	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Sep. 30, 2024	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	6,532	316	1,769	—	8,617	0.35%
- Physical Silver Trust	4,070	256	1,240	—	5,566	0.45%
- Physical Gold and Silver Trust	4,230	(161)	1,156	—	5,225	0.40%
- Precious Metals ETFs	339	(14)	79	—	404	0.33%
- Physical Platinum & Palladium Trust	116	42	(7)	—	151	0.50%
	15,287	439	4,237	—	19,963	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	5,773	266	(631)	—	5,408	0.32%
- Critical materials ETFs	2,143	294	(130)	—	2,307	0.55%
- Physical Copper Trust	—	2	(9)	110	103	0.32%
	7,916	562	(770)	110	7,818	0.38%

Total exchange listed products	23,203	1,001	3,467	110	27,781	0.39%

Managed equities (3)(4)	2,874	(167)	569	—	3,276	0.90%

Private strategies (4)	2,661	(172)	(107)	—	2,382	0.80%

Total AUM (5)	28,738	662	3,929	110	33,439	0.47%
(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of the MD&A.
(2) Management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of primarily precious metal strategies (57%), high net worth managed accounts (35%) and U.S. value strategies (8%).
(4) Prior period figures have been reclassified to conform with current presentation.
(5) No performance fees are earned on exchange listed products. Performance fees are earned on certain of our managed equities products and are based on returns above relevant benchmarks. Private strategies
     LPs primarily earn carried interest calculated as a predetermined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Summary income statement
Management fees (1)	38,693	38,065	36,372	34,244	32,867	32,940	31,170	28,152
Fund expenses (2), (3)	(2,385)	(2,657)	(2,234)	(2,200)	(1,740)	(1,871)	(1,795)	(1,470)
Direct payouts	(1,483)	(1,408)	(1,461)	(1,283)	(1,472)	(1,342)	(1,187)	(1,114)
Carried interest and performance fees	4,110	698	—	503	—	388	—	1,219
Carried interest and performance fee payouts - internal	—	(251)	—	(222)	—	(236)	—	(567)
Carried interest and performance fee payouts - external (3)	—	—	—	—	—	—	—	(121)
Net fees	38,935	34,447	32,677	31,042	29,655	29,879	28,188	26,099

Commissions	498	3,332	1,047	1,331	539	1,647	4,784	5,027
Commission expense - internal	(147)	(380)	(217)	(161)	(88)	(494)	(1,727)	(1,579)
Commission expense - external (3)	(103)	(1,443)	(312)	(441)	(92)	(27)	(642)	(585)
Net commissions	248	1,509	518	729	359	1,126	2,415	2,863

Finance income (2)	1,574	4,084	1,810	1,391	1,795	1,650	1,655	1,738
Gain (loss) on investments	937	1,133	1,809	2,808	(1,441)	(1,950)	1,958	(930)
Co-investment income (2)	418	416	274	170	462	1,327	93	370
Total net revenues (2)	42,112	41,589	37,088	36,140	30,830	32,032	34,309	30,140

Compensation (2)	18,547	19,225	17,955	17,096	16,939	21,468	19,556	17,148
Direct payouts	(1,483)	(1,408)	(1,461)	(1,283)	(1,472)	(1,342)	(1,187)	(1,114)
Carried interest and performance fee payouts - internal	—	(251)	—	(222)	—	(236)	—	(567)
Commission expense - internal	(147)	(380)	(217)	(161)	(88)	(494)	(1,727)	(1,579)
Severance, new hire accruals and other	(58)	—	—	(179)	(122)	(4,067)	(1,257)	(1,240)
Net compensation	16,859	17,186	16,277	15,251	15,257	15,329	15,385	12,648
Net compensation ratio	46%	44%	47%	47%	50%	48%	52%	44%

Severance, new hire accruals and other	58	—	—	179	122	4,067	1,257	1,240
Selling, general and administrative ("SG&A") (2)	4,612	5,040	4,173	3,963	3,817	4,752	4,026	3,814
SG&A recoveries from funds (1)	(275)	(260)	(231)	(241)	(249)	(282)	(264)	(253)
Interest expense	933	715	830	844	882	1,087	1,247	1,076
Depreciation and amortization	502	568	551	658	731	748	706	710
Foreign exchange (gain) loss (2)	1,028	122	168	1,295	37	1,440	440	(484)
Other (income) and expenses (2)	—	(580)	—	3,368	4,809	(18,890)	1,249	1,686
Total expenses	23,717	22,791	21,768	25,317	25,406	8,251	24,046	20,437

Net income	12,697	13,360	11,557	9,664	6,773	17,724	7,638	7,331
Net income per share	0.50	0.53	0.45	0.38	0.27	0.70	0.30	0.29
Adjusted base EBITDA	20,675	22,375	19,751	18,759	17,854	17,953	17,321	18,083
Adjusted base EBITDA per share	0.81	0.88	0.78	0.75	0.71	0.71	0.68	0.72

Summary balance sheet
Total assets	412,477	406,265	389,784	378,835	375,948	381,519	386,765	383,748
Total liabilities	82,198	90,442	82,365	73,130	79,705	83,711	108,106	106,477

Total AUM	33,439,221	31,053,136	29,369,191	28,737,742	25,398,159	25,141,561	25,377,189	23,432,661
Average AUM	31,788,412	31,378,343	29,035,667	27,014,109	25,518,250	25,679,214	23,892,335	22,323,075
(1) Previously, management fees within the above summary financial information table included SG&A recoveries from funds consistent with IFRS 15. For management reporting purposes, these recoveries are now shown next to their associated expense as management believes this will enable readers to transparently identify the net economics of these recoveries. However, SG&A recoveries from funds are still shown within the "Management fees" line on the consolidated statement of operations. Prior year figures have been reclassified to conform with current presentation.
(2) Current and prior period figures on the consolidated statements of operations include the following adjustments: (1) trading costs incurred in managed accounts are now included within "Fund expenses" (previously included within "SG&A"); (2) interest income earned on cash deposits are now included within "Finance income" (previously included within "Other income"); (3) co-investment income and income attributable to non-controlling interest are now included as part of "Co-investment income" (previously included within "Other income"); (4) expenses attributable to non-controlling interest is now included within "Co-investment income" (previously included within "Other expenses"); (5) the mark-to-market expense of DSU issuances are now included within "Compensation" (previously included within "Other expenses"); (6) foreign exchange (gain) loss is now shown separately (previously included within "Other expenses"); and (7) shares received on a previously unrecorded contingent asset in Q2 2023 are now included within "Other (income) and expenses" (previously included within "Other income"). Prior year figures have been reclassified to conform with current presentation.
(3) These amounts are included in the "Fund expenses" line on the consolidated statements of operations.

Schedule 3 - EBITDA reconciliation

	3 months ended		9 months ended

(in thousands $)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Net income for the period	12,697	6,773	37,614	32,135
Net income margin (1)	27%	20%	28%	29%
Adjustments:
Interest expense	933	882	2,478	3,216
Provision for income taxes	5,698	(1,349)	14,899	7,333
Depreciation and amortization	502	731	1,621	2,185
EBITDA	19,830	7,037	56,612	44,869
Adjustments:
(Gain) loss on investments (2)	(937)	1,441	(3,879)	1,433
Stock-based compensation (3)	4,806	4,408	13,829	12,447
Foreign exchange (gain) loss (4)	1,028	37	1,318	1,917
Severance, new hire accruals and other (4)	58	122	58	5,446
Revaluation of contingent consideration (4)	—	—	(580)	(2,254)
Costs relating to exit of non-core business (4)	—	3,615	—	4,987
Non-recurring regulatory, professional fees and other (4)	—	1,194	—	3,023
Shares received on recognition of contingent asset (4)	—	—	—	(18,588)
Carried interest and performance fees	(4,110)	—	(4,808)	(388)
Carried interest and performance fee payouts - internal	—	—	251	236
Carried interest and performance fee payouts - external	—	—	—	—
Adjusted base EBITDA	20,675	17,854	62,801	53,128
Adjusted base EBITDA margin (5)	58%	56%	58%	57%
(1) Calculated as IFRS net income divided by IFRS total revenue.
(2) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described below are met.
(3) In prior years, the mark-to-market expense of DSU issuances were included with "other (income) and expenses". In the current period, these costs are included as part of "stock based compensation". Prior year figures have been reclassified to conform with current presentation.
(4) Foreign exchange (gain) and loss, severance, new hire accruals and other; revaluation of contingent consideration; costs relating to exit of non-core business; non-recurring regulatory, professional fees and other; and shares received on recognition of contingent asset were previously included with "other (income) and expenses" and are now shown separately in the reconciliation of adjusted base EBITDA above. Prior year figures have been reclassified to conform with current presentation.
(5) Prior year figures have been restated to remove the adjustment of depreciation and amortization.

Conference Call and Webcast

A webcast will be held today, November 6, 2024 at 10:00 am ET to discuss the Company's financial results.
To listen to the webcast, please register at: https://edge.media-server.com/mmc/p/7nbc4pms

Please note, analysts who cover the Company should register at: https://register.vevent.com/register/BIecf4c3c925374bf19a6ce5051f64dd6d

This press release includes financial terms (including AUM, net commissions, net fees, expenses, adjusted base EBITDA, adjusted base EBITDA margin and net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.
Net fees
Management fees, net of fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise primarily from purchases and sales of critical materials in our exchange listed products segment and transaction-based service offerings by our broker dealers.
Net compensation & net compensation ratio
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance, new hire accruals and other which are non-recurring. Net compensation ratio is calculated as net compensation divided by net revenues.

EBITDA, adjusted base EBITDA and adjusted base EBITDA margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted base EBITDA margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) our constructive outlook in precious metals and critical materials; (ii) our expectation to repay the balance of our line of credit by the end of this month, resulting in a debt-free balance sheet at that time; and (iii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended September 30, 2024. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 20, 2024; and (xxviii) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended September 30, 2024. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:
Glen Williams
Managing Partner
Investor and Institutional Client Relations
(416) 943-4394
gwilliams@sprott.com